

June 18, 2013

Via E-mail
Tim Coughlin, C.P.A.
Vice President and Chief Financial Officer
Neurocrine Biosciences, Inc.
12780 El Camino Real
San Diego, CA 92130

     Re: **Neurocrine Biosciences, Inc.**
              Form 10-K for the Fiscal year Ended December 31, 2012
              Filed February 8, 2013
              File No. 000-22705

Dear Mr. Coughlin:

     We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Item 1. Business
Our Corporate Collaborations and Strategic Alliances, pages 14-15

1. On page 24 of your annual report, you state that you are dependent on several licenses from third parties and that if you were to default on your obligations under any of those licenses you could lose some or all of our rights to develop, market and sell products covered by these licenses. Please expand the discussion of your corporate collaborations to disclose all of the material terms of the license agreements on which you are substantially dependent, including the agreements with the following third parties:

   - The Salk Institute;
   - the Research Development Foundation and
   - Mount Sinai School of Medicine.

Please also promptly file the agreements with The Salk Institute, the Research Development Foundation, and Mount Sinai School of Medicine pursuant to Item 601(b)(10) of Regulation S-K.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Nathan J. Nouskajian, Esq.
        Cooley LLP